EX-99.77M MERGERS

Prior to the opening of business on February 27, 2012 the RCM Global Water Fund (the "Survivor Fund") acquired all assets and liabilities of the Allianz RCM Global EcoTrendsSM Fund (the "Target Fund"), (the "Reorganization").

The Trustees of the Allianz Funds Multi-Strategy Trust (the "Trust") approved an Agreement and Plan of Reorganization associated with the Reorganization at a meeting held on December 14, 2011. In approving the Reorganization, the Trustees of the Trust determined that the Target Fund's participation in the Reorganization would be in the best interests of the Target Fund and that the interests of the Target Fund's shareholders would not be diluted as a result of the Reorganization.

No shareholder of the Reorganization was required.

Under the Agreement and Plan of Reorganization, the Target Fund transferred all of its assets to the Survivor Fund, in exchange for shares of the Survivor Fund, and the assumption by the Survivor Fund of all of the liabilities of the Target Fund, and the distribution of such shares to the shareholders of the Target Fund in complete liquidation of the Target Fund.